

Mail Stop 3720

March 17, 2016

Christopher Spencer
President and CEO
Liberated Syndication Inc.
5001 Baum Boulevard, Suite 770
Pittsburgh, Pennsylvania 15213

> **Re:** **Liberated Syndication Inc.**
> **Registration Statement on Form S-1**
> **Filed February 19, 2016**
> **File No. 333-209599**

Dear Mr. Spencer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide the disclosures required by Item 407(e)(4) of Regulation S-K.

2. Please file as an exhibit a list of all subsidiaries of Libsyn, the state or other jurisdiction of incorporation or organization of each, and the names under which such subsidiaries do business. Please see Item 601(b)(21) of Regulation S-K.

Our History, page 2

3. We note your statement that FAB operates in China via "certain variable interest entities." Please clarify which of your former, current, and prospective post-spin

affiliates or subsidiaries operates through a variable interest entity structure and ownership by former and current officers and directors. We note FAB disclosures that suggest that both Beijing FAB Cultural Media Co., Ltd. ("FAB Media") and Beijing FAB Digital Entertainment Products Co., Ltd. ("FAB Digital") operate(d) as variable interest entities of FAB's WFOE, Beijing Dingtai Guanqun Culture Co. Ltd. ("DGC").

4. Clarify the identity of the Libsyn "subsidiaries" referenced, but undisclosed. Confirm that these are subsidiaries wholly-owned by Libsyn.

Questions and Answers About the Spin-Off, page ii

5. We note your discussion of the factors that the board of directors considered in deciding to pursue a spin-off of Libsyn, et. al. from FAB Universal. Please expand this section to include a comprehensive discussion of the benefits and risks to the spin, specifically discussing the entity organization and structure of the business(s) to remain within FAB Universal and the entities and operations that will be encompassed by an independent Libsyn.

6. We note your disclosure that "one of FAB's subsidiaries" entered into various contracts in the PRC whose authenticity has been unverifiable to date. Please disclose the name of the entity and the names of any FAB officers or directors owning such subsidiary.

Risk Factors, page 5

7. We note your discussion of the possibility that the spin-off could be challenged under various state and federal fraudulent conveyance laws if, for example, the spin-off leaves "FAB insolvent or with unreasonably small capital." We further note your earlier statement that following the spin-off, "FAB will have no significant assets, business operations or capital resources…" Please include, if material, a discussion of the board's evaluation of the likelihood that such a scenario could occur considering that it appears FAB will retain certain liabilities yet have no capital resources. For clarity of disclosure, please also include a prominent discussion of the material risks of fraudulent conveyance or distribution claims (such as the revocation of Libsyn shares after they have been distributed to FAB shareholders) within your earlier "Questions and Answers" section.

8. We note your statement that it is possible that you "could be required to assume responsibility for certain obligations retained by FAB…" Please provide greater detail as to what these obligations are and how they would impact Libsyn's business moving forward. Please also quantify the impact upon Libsyn if these known obligations were assumed.

9. We note your disclosure that Libsyn is "also developing various products and technologies that [it] will rely on to remain competitive." Please provide a full description of such products and technologies with an emphasis on their location within

the general product or service development lifecycle. Additionally, please indicate whether these products and technologies are related to your other podcast operations.

The Spinoff, page 11

10.   It appears based upon the facts and circumstances of your spin-off, in order to accurately depict the substance of the transaction the legal spinnee should be treated as the accounting spinnor. Please advise us and if necessary, revise your disclosure to describe the spinoff as a reverse spinoff for accounting purposes. As part of your response please compare for us the size of the legal spinnor and the legal spinnee as of the most recent balance sheet date addressing:
- total assets,
- operating earnings,
- net income, and
- the fair value of the legal spinnor and legal spinnee.

11.   In addition, it appears the senior management of the formerly combined entity will remain with the legal spinnee. Please advise us and clarify your disclosure.

Litigation, page 19

12.   Please disclose whether there are any material civil, administrative or criminal proceedings concluded, pending or on appeal, U.S., or otherwise, against FAB Universal.

Executive Compensation, page 20

13.   Please provide the information required by Item 402(b) of Regulation S-K.

14.   Pursuant to Regulation S-K Item 402(o)(1), please provide the material terms of each named executive officer's employment agreement or arrangement, whether written or unwritten.

Unaudited Pro Forma Combined Financial Statements, page 24

15.   Please characterize the spinoff as a reverse spinoff for accounting purposes, if appropriate.

16.   Please revise your pro forma financial statements to give effect to the spin-off from the historic consolidated entity. In this regard, you should report in separate columns the historic balance sheet and income statement of the accounting spinnor followed by pro forma adjustment columns to give effect to the spin-off and the final columns to reflect the registrant post spin.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 25

17. Please delete the Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2014.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

18. Please include a discussion of known trends, demands, commitments, events, or uncertainties that will have or are reasonably likely to have a material impact on your financial condition, operating performance, revenues or income, or result in your liquidity decreasing or increasing in any material way. For example, please discuss any material trends or uncertainties regarding the organic growth of your podcast hosting revenue and your overall future business operations. Please refer to Item 303 of Regulation S-K and the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

19. Please revise and expand your discussion under results of operations for all periods to provide a more detailed analysis of the reasons underlying each material quantitative change in operating measures from period to period. We note that while you discuss certain factors to which changes are attributable, you do not quantify certain of these factors nor analyze the underlying business reasons for the changes. For example, you attribute in part an increase in revenues to an increase in subscription revenue and attribute increased operating expenses to "an increase in wages." However, you do not fully analyze the underlying reasons for these changes. Where there are material fluctuations individually or in the aggregate, we believe your disclosures could be improved by ensuring that all material factors are analyzed.

Results of Operations, page 28

20. Please revise your year-over-year discussion of revenues to address your four revenue components as disclosed on page 17. Additionally, please tell us the nature of "professional level add-ons" which was referenced on the same page.

21. Please disclose the significant components of cost of revenue.

22. We note your disclosure that recorded revenues increased by 37% from FY 2014 to FY 2015, reflecting an increase in Libsyn4 hosting revenue as well as LibsynPRO and Premium subscription revenue. Please describe Libsyn4's function within the company and how it generates revenue. If other Libsyn subdivisions exist, please describe them as well.

Security Ownership of Certain Beneficial Owners and Management, page 30

23. Please tell us your understanding of the percentage of FAB Chairman Zhang Hongcheng's current ownership in FAB, including to what extent his holdings will participate in the spinoff.

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure, page 31

24. We note the representations you made regarding Libsyn. Please revise this disclosure to address the Webmayhem business and to fully comply with the disclosure requirements of Item 304 of Regulation S-K. In this regard, we note the disclosure in the first paragraph on page 2 and that your former auditor KCCW Accountancy Corp. issued a report dated June 25, 2014 on the financial statements of FAB Universal Corp and Subsidiaries.

Certain Relationships and Related Party Transactions, page 31

25. We note that FAB was the guarantor on a lease agreement for office space in Los Angeles, CA, which was originally entered into by a U.S. based company held by Libsyn's Chinese subsidiary. Please include a description of Libsyn's Chinese subsidiary, including a description of its business purpose and relation, to FAB's business in China.

26. Please clarify the statement that "Libsyn will transfer to FAB that number of shares of Common Stock equal to the number of shares of common stock outstanding on the Record Date less 1,000…" Please also describe what the purpose and effect(s) will be of the retention of 1,000 shares. We note that you have disclosed throughout your registration statement that FAB Universal will be distributing 100% of the shares of Libsyn to FAB shareholders.

Financial Statements

Income Statement, page F-4

27. Disclose on the face of your income statement pro forma earnings per share data for all periods, giving effect to the stock split contemplated as part of the spin-off.

Note 1 – Summary of Significant Accounting Policies
Organization, page F-7

28. Disclose that the company is a wholly owned subsidiary of FAB Universal. Also, your financial statements should reflect all costs of doing business. Please advise us and disclose the nature of any expenses incurred on your behalf, your methodology for allocating them, and disclose an assertion from management that the method used is reasonable. We refer you to SAB Topic 1:B.

<u>Note 8 – Contingencies, page F-12</u>

29.   We note your disclosure on page 5 that "after the Spin-off, FAB will have no significant assets, business operations or capital resources, and accordingly will not be able to provide any financial, operational or organizational assistance to Libsyn." In this regard, it is unclear to us how FAB will be able to pay for debt, liabilities and taxes (under the Tax Matters Agreement) attributable to you prior to the Distribution Date. Should FAB fail to pay or perform its retained obligations, please disclose the nature of obligations that you may be required to assume. Further provide an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications